Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ORBIS Brakes, Inc.
3200 DUTTON AVE STE 322
Santa Rosa, CA 95407
orbisbrakes.com

Up to $1,069,992.00 in Common Stock at $12.00
Minimum Target Amount: $10,008.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ORBIS Brakes, Inc.
Address: 3200 DUTTON AVE STE 322, Santa Rosa, CA 95407
State of Incorporation: DE
Date Incorporated: December 10, 2021

Terms:

Equity

Offering Minimum: $10,008.00 | 834 shares of Common Stock
Offering Maximum: $1,069,992.00 | 89,166 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.00
Minimum Investment Amount (per investor): $240.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks

Time-Based:

New Wave Bonus

Invest within the first 72 hours and receive 20% bonus shares

Next Wave Bonus

Invest within the first week and receive 15% bonus shares

Eco Wave Bonus

Invest within the first month and receive 10% bonus shares

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 10% bonus shares

$10,000+ | Tier 2

Invest $10,000+ and receive 12% bonus shares

$20,000+ | Tier 3

Invest $20,000+ and receive 14% bonus shares

$50,000+ | Tier 4

Invest $50,000+ and receive 16% bonus shares

$100,000+ | Tier 5

Invest $100,000+ and receive 16% bonus shares, plus you will join Orbis Brakes Founder Marcus Hays and Matt Cresci Professional Race Car Driver & Coach for a day at the race track with a Tesla Plaid.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Orbis Brakes will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Orbis Brakes is a pre-revenue developer of patented automotive disc brake products augmented by technology licensed from NASA on an exclusive basis that helps to reduce the weight and heat of disc brakes that can compromise performance and safety.

https://patents.justia.com/patent/20190308447

The company's business model is marketing disc brakes engineered for the high-performance aftermarket, consumers in the service aftermarket, and original equipment manufacturers.

The company is a C-Corp formed in Delaware on December 10, 2021, and is not a subsidiary of another entity.

Competitors and Industry

The general industry is disc brakes for passenger cars and light trucks.

Vehicle brakes represent a $20.9+ billion market that has not seen disruption since the 2001 introduction of expensive carbon-ceramic brakes.

The dominant players include Centric, Brembo, EBC, Galfer, Bosch, Akebono, WAGNER, Wilwood, ATE, Nakamoto, ZIMMERMANN, Ferodo, Continental, TRW, SURFACE, JURID, Winhere, REMSA, OPEN PARTS, PILENGA, TEXTAR, Aisin and more.

Direct competitors include Unplugged Performance (specializing in Tesla), EMotive, PowerStop, Hawk Performance, Baer, EBC, and more.

The ORBIS Brakes' competitive advantage includes a collaboration with NASA that resulted in patented technology called the Periodic Wave that NASA licensed exclusively globally to ORBIS Brakes for the automotive and light truck markets.

The collaboration yielded four distinct models of disc brake that present numerous advances and advantages, including a high-performance model made from cast iron that offers weight equal to carbon-ceramic with equivalent stopping-performance but at 1/5th to 1/10th the price of leading competitors.

Current Stage and Roadmap

ORBIS Brakes will initially be launching high-performance disc brake products for the Tesla Model S including the Plaid, followed by fitments for Porsches, BMWs, Audi, Mercedes, Ford, GM, and more. Once the high-performance market is addressed, the company will offer improved disc brakes for the service aftermarket that includes conventional passenger cars and trucks including Toyota, Mazda, Nissan, and others.

At each juncture when a new car model is offered, the disc brake must be tested and the company has selected Greening Inc., for validation and certification testing.

The Team

Officers and Directors

Name: Marcus Hays

Marcus Hays's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CO-CEO, Director and Co-Founder
  Dates of Service: December 11, 2022 - Present
  Responsibilities: Corporate governance, manufacturing oversight, product development, intellectual property, and investor relations. Marcus does not currently receive a salary for his role at Orbis Brakes. Marcus plans to begin receiving a salary upon the $1M raised milestone.

- **Position:** Chief Technology Officer
  Dates of Service: December 11, 2022 - Present
  Responsibilities: Leadership and oversight of engineering, manufacturing, product development and testing. Marcus does not currently receive a salary for his role at Orbis Brakes. Marcus plans to begin receiving a salary upon the $1M raised milestone.

Other business experience in the past three years:

- **Employer:** ORBIS Wheels, Inc.
  Title: CEO
  Dates of Service: December 24, 2014 - Present
  Responsibilities: Corporate governance, product development, intellectual property, corporate financing, OEM and Tier-1 business development, testing and product validation

Name: Chance Claxton

Chance Claxton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CO-CEO
  Dates of Service: May 16, 2022 - Present

Responsibilities: Consumer-facing side–web communications consumer insights, customer service PR/advertising, business development, strategic leadership, brand and marketing. Chance does not currently receive a salary for her role at Orbis Brakes. Chance plans to begin receiving a salary upon the $500k raised milestone.

- **Position:** Chief Brand Officer
  Dates of Service: May 16, 2022 - Present
  Responsibilities: directing brand, and overall external-facing, consumer-facing impressions. Chance does not currently receive a salary for her role at Orbis Brakes. Chance plans to begin receiving a salary upon the $500k raised milestone.

Other business experience in the past three years:

- **Employer:** BiOAID, Inc.
  Title: CEO and Cofounder
  Dates of Service: October 10, 2021 - Present
  Responsibilities: Corporate governance, sales, marketing, and product development

Name: Brad Knop

Brad Knop's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: December 11, 2021 - Present
  Responsibilities: Direction and oversight of the company's financials. Planning, and orchestrating financings with qualified investors, strategic investors, bankers, etc.

Other business experience in the past three years:

- **Employer:** Propeller Industries
  Title: CoFounder and General Partner
  Dates of Service: May 15, 2007 - June 12, 2021
  Responsibilities: Co-leading Propeller from a startup to an established financial services firm with over 300 clients worldwide.

Other business experience in the past three years:

- **Employer:** Naturally Bay Area
  Title: financial advisor

Dates of Service: January 01, 2020 - Present
Responsibilities: Helping non-profit as a volunteer

Name: William Kelley

William Kelley's current primary role is with Kelley Marketing. William Kelley currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of Board
  Dates of Service: December 11, 2021 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** ORBIS Wheels, Inc.
  Title: marketing and sales advising
  Dates of Service: February 07, 2018 - Present
  Responsibilities: advising sales and marketing with recommendations based on significant professional experience

Other business experience in the past three years:

- **Employer:** Kelley Marketing
  Title: Owner and consultant
  Dates of Service: November 01, 2008 - Present
  Responsibilities: Providing consulting services to tech companies

Name: Larry Lautzker

Larry Lautzker's current primary role is with Famous4. Larry Lautzker currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of Board
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Guidance and corporate governance

Other business experience in the past three years:

- **Employer:** Famous4
  Title: Owner
  Dates of Service: April 15, 1986 - Present

Responsibilities: Leading a men's and women's fashion retailer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON SHARES OFFERED should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON SHARES purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering COMMON SHARES in the amount of up to ONE MILLION SEVENTY THOUSAND DOLLARS in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational ORBIS BRAKES or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our ORBIS BRAKES. Delays or cost overruns in the development of our ORBIS BRAKES and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ORBIS BRAKES was formed on DECEMBER 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ORBIS BRAKES has no sales and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has applied for four trademarks, has one internet domain name, four patents, two of which are licensed from NASA, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officers currently split time between working for Orbis Brakes and other companies and do not currently receive salaries for their work at Orbis Brakes
Michael Hays and Chance Claxton, the Co-CEOs of Orbis Brakes, Inc. (Maya), do not currently receive a salary for their work at Orbis Brakes and they split their time working for Orbis Brakes and other companies (see Directors and Officers section for additional information). Although they have significant equity interest in Orbis Brakes, there is some level of risk in investing in a company whose day-to-day operations are managed by individual who do not receive a salary and split their time. The Co-CEOs will begin to receive salaries upon the completion of certain fundraising milestones (see Directors and Officers section for additional information).

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marcus Hays	449,812	Common Stock	21.58%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 89,166 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,296,526 outstanding.

Voting Rights

One vote per investor. Please see Voting of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 438,318 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 1,061,682 of shares to be issued pursant to stock options issued.

Voting of Securities Sold in this Offering

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the

Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Convertible Note

The security will convert into Common shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Will convert upon a $1,500,000.00 raise

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $1,500,000.00

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out..

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: development of the brand, sales and marketing materials, social media, and website creation
  Date: May 04, 2022
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: research and development
  Date: June 21, 2022
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,800,314
  Use of proceeds: Initial issuance of shares (pro rata based on ownership interest in Orbis Wheels)
  Date: December 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

ORBIS Brakes Inc. was founded in 2021 by a group of investors who founded an electric vehicle-focused powertrain company in 2014 called ORBIS Wheels, Inc.

ORBIS Wheels, Inc., investors invested $11.3M in working capital over seven years of operations in which only $50K in revenue was generated. Most funds were used on the research, development, and testing front.

Our progress and the innovative technology we were creating kept our investor base enthusiastic. The byproduct of those investments is a multitude of patented discoveries made over the 7-year operating span, including improvements in automobile disc brakes.

Our subsequent collaboration with NASA and jointly made discoveries during the research and development processes that followed made it apparent that the brake technology needed to be a separate operating company from Orbis Wheels Inc., and so Orbis Brakes Inc. was born!

The current investor base in ORBIS Wheels Inc. is the identical pro-rata investor base in ORBIS Brakes Inc., the investor base remains committed to seeing ORBIS Brakes Inc. to profitability.

The bulk of the cost for product development of ORBIS Brakes was underwritten as part of the investment in ORBIS Wheels. As ORBIS Brakes is preparing to mass-produce its brake products, we believe that investors will continue to provide working capital in sufficient amounts to reach breakeven projected in 3-years (2025).

Foreseeable major expenses based on projections:

1. Mass production, which includes tooling, raw materials, and inventory.

2. Labor

3. Sales and Marketing

4. Research and development

Future operational challenges:

Potential demand may exceed the company's ability to meet demand as manufacturing processes take time to ramp up, which may open the door to knock-offs that are better funded and can scale more quickly.

ORBIS Brakes is committed to US-based manufacturing and will have a higher cost of goods than the offshore-based knock-offs.

Our operating margins will be impacted by the dogged pursuit of our patents, which will be an ongoing issue.

Future challenges related to capital resources:

The automobile and truck market has an incredibly diverse number of vehicle types, and no single brake model can meet every vehicle's requirements.

Automobile manufacturers may change brake specifications on identical vehicle models on a biannual basis which makes maintaining product catalogs and inventory challenges.

Accumulating this information regarding the brake-related specifications is labor-intensive, as the information must be processed by engineers, which adds to our labor cost, but this is no different than what other competitor brake companies also have to do.

While the company will focus on the vehicle brands and models that constitute the bulk of the market opportunity for both ECO and high performance disc brakes, our company will be challenging brand leaders with resources derived from multi-billions in annual sales.

The potential threat that ORBIS Brakes represents to these established brands will likely result in a pricing war between the upstart (ORBIS Brakes) and those offering what will likely be described as "proven" products as the established players attempt to put ORBIS Brakes out of business.

Credibility will therefore be crucial to the commercial success of ORBIS Brakes, and this will come at a high price relative to the need to pay for endorsements from industry celebrities and through targeted sponsorships of racing teams that reach our audiences, but the upside to this industry that has not had experiences any progressive or sustainable changes in decades will make it worth it!

Future milestones and events:

The technology Orbis Brakes is bringing to market will be well recieved as the need for our patented brake changes make sense.

With the right financing and marketing we will be quick to scale and/or quick to get the attention of a large established buyer.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ORBIS Wheels has $250K in operating capital available to ORBIS Brakes to ensure a successful launch on Start Engine.

As of 6-22-2022, the Company has capital resources in the form of a convertible note for $100K from Kent Bakke, a convertible note for $50K from Robert Valentino, and $125K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The anticipated funds from the Start Engine campaign factor significantly into our operational plans. While the company has a financing plan in place that would use an alternative to the Reg CF strategy, the company believes that this planned alternative would be less desirable as our valuation would likely be diminished.

We believe the funds of this campaign are critical to our company operations.

These funds are required to support manufacturing, sales, and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign while necessary to the viability of the company, the company does have interest from potential strategic investors, and we have an existing investor base in our sister company, ORBIS Wheels, Inc., that may be a source of additional working capital.

Start Engine and the timing of this funding however is quite crucial in order to keep our plans to come to market on track and begin production.

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Any working capital raised through Start Engine will serve to accelerate the Company's business objectives. Should the Company only raise $10K, this will not materially impact the Company's viability as the Company has an investor base it can draw from to finance operations going forward.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $1 million, ORBIS Brakes can operate through Q2 of 2023.

2023: The investment needed to market the Periodic Wave Disc Brake technology is estimated at $5 million. However, a $1M investment in a small production run of Nextwave model disc brakes with one fitment: the Tesla Model S and Model S Plaid.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 9-months. This is based on a current monthly burn rate for expenses related to salaries, manufacturing; R&D; inventory and sales, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital include purchase orders from distributors, and original equipment manufacturers, which can be financed using factoring and lines of credit, and investment from strategic partners including distributors, tier-1 manufacturers, and OEMs.

Currently, the Company has contemplated additional future sources of capital including purchase order financing and lines of credit.

Indebtedness

- **Creditor:** Kent Bakke

Amount Owed: $100,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2023
25% discount at the conversion of the debt into common shares which is automatically triggered by a raise of $1.5M.

- **Creditor:** Robert E. Valentino Trust
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  25% discount at the conversion of the debt into common shares which is automatically triggered by a raise of $1.5M.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $39,558,312.00

Valuation Details:

$11.3M was invested in ORBIS Wheels and during the development of the ORBIS Wheels patented electric vehicle drivetrain, a discovery was made regarding disc brakes for automobiles and trucks. This discovery revealed that ORBIS Wheels had created a disc brake with a documented 25% improvement in cooling, a 70% improvement in weight reduction, and overall improvements in effectiveness and safety. When ORBIS Wheels published the findings publicly on social media and in a white paper in 2018, an engineer from NASA who saw the documentation reached out to the company offering to help improve the ORBIS disc brake. Over the ensuing 4-years, testing showed that the collaboration between NASA and ORBIS yielded improvements compared to state-of-the-art disc brake methods and products. The ORBIS Wheels board determined that automotive brakes, an industry segment unrelated to electric drivetrains, should be brought to market in a separate corporate entity to ensure a focused commercialization effort. Based on the size of the automotive disc brake market, the ramifications and scope of the innovation, the rate of potential growth, patents, pending patents, trade secrets, the exceptional experience and track record of the management team, exclusive licenses from NASA, budding media interest and the investment ORBIS Wheels made in accelerating the development of the brake technology, a $40M valuation was determined by the ORBIS Brakes board of directors to be representative of the value that's been created. Further, the Technology Readiness Level (TRL) based on measuring criteria used by Federal agencies is estimated to be an 8. This state of readiness presents an opportunity to enter the large automotive disc brake market in 2022 with products that offer a documented competitive advantage both in performance and pricing, the

$40,000,000 M Pre-Money Valuation is equitable.

This valuation was calculated internally by the company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no Preferred Stock. In making this calculation, we have assumed:

(i) all outstanding options, warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $150,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,008.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.0%
  We are ready to go in to production Q3 2022 and these funds coupled with prepaid purchase orders will fund this.

- *Marketing*
  30.0%
  Orbis Brakes will be dedicating a lot of creative and funds to marketing. We have a strong social media and ad campaign planned and will be attending SEMA the largest car show in the world this November and have been invited to a high end car invitational at Laguna Seca in August where we will have a booth and the opportunity to meet C Suite professionals from the top car companies, Ford etc. Finally we have just received approval to with Sonoma Raceway in California to place our Orbis Brakes on their cars used in their racing school, this will be a big story to tell and push out in to the media, along with providing us top notch influencers.

- *Company Employment*
  20.0%
  We will be hiring 2 more junior engineers, as well as a Logistics Coordinator once we go in to production. After these hires we will be hiring a sales team.

- *Research & Development*

6.5%
We are continually testing our brakes for efficacy and how they perform on different models of cars. This is an ongoing cost and process.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.0%
  We are ready to go in to production Q3 2022 and these funds coupled with prepaid purchase orders will fund this production and production in to 2023.

- *Marketing*
  30.0%
  Orbis Brakes will be dedicating a lot of creative and funds to marketing. We have a strong social media and ad campaign planned and will be attending SEMA the largest car show in the world this November and have been invited to a high end car invitational at Laguna Seca in August where we will have a booth and the opportunity to meet C Suite professionals from the top car companies, Ford etc. Finally we have just received approval to with Sonoma Raceway in California to place our Orbis Brakes on their cars used in their racing school, this will be a big story to tell and push out in to the media, along with providing us top notch influencers.

- *Company Employment*
  20.0%
  We will be hiring 2 more junior engineers, as well as a Logistics Coordinator once we go in to production. After these hires we will be hiring a sales team. In 2023 an Ops Mgr. will be hired.

- *Research & Development*
  6.5%
  We are continually testing our brakes for efficacy and how they perform on different models of cars. This is an ongoing cost and process.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at orbisbrakes.com (https://orbisbrakes.com/financials/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/orbis-brakes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ORBIS Brakes, Inc.

[See attached]

ORBIS BRAKES, INC.

FINANCIAL STATEMENTS

FROM INCEPTION (DECEMBER 10, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ORBIS Brakes, Inc.
Charlotte, North Carolina

We have reviewed the accompanying financial statements of ORBIS Brakes, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 10, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 31, 2022
Los Angeles, California

ORBIS BRAKES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total liabilities	**-**
STOCKHOLDERS EQUITY	
Common Stock	2
Subsription receivables	(2)
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

ORBIS BRAKES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (December 10, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

ORBIS BRAKES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subsription receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date December 10, 2021	-				
Issuance of Common Stock	1,777,587	$ 2	$ (2)		$ -
Net income/(loss)	-	-		$ -	-
Balance—December 31, 2021	**1,777,587**	**$ 2**	**$ (2)**	**$ -**	**$ -**

See accompanying notes to financial statements.

ORBIS BRAKES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (December 10, 2021)	**December 31, 2021**
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of tangible assets	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contribution	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ORBIS Brakes Inc. was incorporated on December 10, 2021, in the state of Delaware. The financial statements of ORBIS Brakes, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charlotte, North Carolina.

Orbis Brakes, in collaboration with NASA, has developed a patented disc brake technology called the "Periodic Wave" for passenger cars and trucks. The Orbis-NASA technology has been shown in third party testing to reduce the weight of a disc brake by as much as 60% while offering performance on par with carbon composite brakes that can be priced nine-times higher than Orbis's offerings. Orbis will offer replacement brakes for the aftermarket and new brakes for the original equipment manufacturers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

ORBIS Brakes Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of brake systems.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.000001. As of December 31, 2021, 1,777,587 shares have been issued and are outstanding.

4. RELATED PARTY

There are no related party transactions.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through May 31, 2022, which is the date the financial statements were available to be issued.

On January 15, 2022, the Company granted 1,047,931 stock options under the 2021 Equity Incentive Plan. One-third (1/3rd) of the shares subject to the option shall vest on the Vesting Commencement Date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date. The exercise price per share is $0.0001.

On May 4, 2022, the Company entered into a Convertible Promissory Note with a certain lender in the amount of $100,000. The note bears an interest rate of 8% and has maturity date set on December 31, 2023. "Conversion Price" shall mean a price per share equal to the lesser of (i) 75% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing and (ii) an amount obtained by dividing (x) $20,000,000 by (y) the Fully Diluted Capitalization of the Company.

During 2022, the Company has issued an additional 18,939 Common Stock shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Orbis Brakes

The Future of Braking


ORBIS BRAKES
The Future of Braking
ORBIS
*The above is a rendering of a future product. Images are computer generated demo versions.
Product is still currently under development not yet available on the market.

Website Santa Rosa, CA TECHNOLOGY

$0.00 raised

0 Investors	$39.6M Valuation
$12.00 Price per Share	$240.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Engineered with NASA to provide cooler, lighter, and safer braking, third-party validation has proven that ORBIS Periodic Wave Disk Brakes deliver next-level performance at a dramatically lower price than the rest. Our company is pre-revenue and currently developing and testing our technology. We intend to fill a market void with a patented technology that improves performance, reduces CO2 emissions during manufacturing, and will reduce brown emissions once deployed in the marketplace.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Orbis Brakes use 50% less raw materials, plus, we believe that our reductions in CO2 emissions in creating steel for brakes can dramatically shift the industry.
- Vehicle brakes represent a $20.9+ billion market that has not seen a disruption since the 2001 introduction of expensive carbon-ceramic brakes. (source)
- As brown carbon emissions will be a globally regulated form of emissions in the near future, Orbis Brakes is positioned to capture a significant portion of the industry. (source, source)

OVERVIEW

Orbis Brakes: The New Name in Lightweight High-Performance Brakes

Driven by innovation, collaboration, and real-world solutions, Orbis Brakes is changing the equation for what we believe is the most important part of any car or truck: the brakes.


Orbis Brakes' Revolutionary Design
Improved Performance
Improved Safety
Improved Efficency
Lower Cost

Enlisting patented technology developed with scientists at NASA, Orbis Brakes uses a revolutionary aerodynamic design to dramatically reduce unsprung weight, speed cooling, improve traction, fuel efficiency, and range, and deliver the kind of market disruption that we believe carbon-ceramic brakes couldn't—Formula One performance at a station wagon price.

Pound for Pound, we believe Orbis Brakes are the best value in the automotive aftermarket.


Orbis Brakes
Conventional Brakes
40% to 60% lighter than conventional brakes
40% heavier than Orbis Brakes means more weight and drag
50% less iron reduces carbon across supply chain
50% more materials to produce means more pollution
Cools 2x faster than conventional rotors
Higher brake heat increases brake fade
Made from 100% recycled ductile iron
Reduced fuel mileage compared to Orbis Brakes
Patented design created in collaboration with NASA
Uses early 20th Century technology

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

According to our research, our technology is disruptive for established brands, as the Orbis/NASA brake is offered at a **lower price**, has been shown to **improve safety** and **performance**, and uniquely addresses brown emissions as studies show are a thousand times more harmful to human health than exhaust emissions. (source)


Orbis Brakes + NASA
Orbis Brakes and NASA have come together to develop what has yet to be done in braking.
The Periodic Wave Brake Rotor is lighter weight, cools 2x faster, better for the environment, and has carbon ceramic performance at a fraction of the expense.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

We believe that Orbis Brakes team is a proven innovation engine powered by an exceptionally talented team representing a diversity of backgrounds and industries that has banded together to create patentable technologies.

THE PROBLEM

Brown Emissions Kill Millions Every Year (source)

Ever heard of brown emissions? They are the particulate matter from brake, tire, and road surface wear. They are considered to be a thousand times more harmful than tailpipe exhaust, responsible for millions of deaths each year. Urban driving exacerbates brown emissions, so naturally, it's expected to become a major public and regulatory issue.



Pollution from Manufacturing and Mining

In brake manufacturing, CO_2 is released into the atmosphere. Not to mention the mining of iron ore causes air pollution in the form of nitrous oxide, carbon dioxide, carbon monoxide, and sulfur dioxide from diesel generators, trucks and other equipment. The mining of iron ore also causes water pollution of heavy metals and acid that drains from the mines. (source)

Ever see a truck going at a high speed up an off ramp? That's brake fade.


RUNAWAY
TRUCK RAMP
1 MILE

Brake fade is a temporary and sudden reduction in braking power, caused by excessive heat in the system from braking repeatedly, under high loads or at high speeds. (source)


As brown emissions will be a globally regulated form of emissions in the near future, Orbis Brakes is positioned to capture a significant portion of the industry.

THE SOLUTION

Lower Cost, Less Mass, Cooler Brakes

Imagine getting Formula One level braking on every road you drive.

Orbis Brakes collaborated with NASA to create a rotor design with a "Periodic Wave" pattern that generates surface cooling—whereas traditional rotors depend on less effective internal venting for cooling. The "Periodic Wave" design allows heat to be shed from spinning objects. This transforms a simple piece of low cost iron into a high-performance, aerodynamic brake technology that operates at cooler temperatures than current state-of-the-art technologies.


ORBIS

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Orbis Brakes Cool 2x faster than conventional brakes. (source, but need one to speak exactly to the 2x faster stat)

As these brakes operate at lower temperatures, they emit significantly less brown carbon emissions. And while emissions are a significant environmental problem, the bigger problem is that hot brakes lead to brake fade and can cause people to lose control of their cars and trucks which can lead to significant injuries and even loss of life.

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**Orbis Brakes Testing at Greening Labs. The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*


Brake weight and mass make a significant difference in price, safety, and sustainability.
Orbis Brakes are lighter and use 50% less iron which means 9,400,000 Fewer pounds of C02 released into the atmosphere.
Orbis Brakes' mass reduction yields the benefits of carbon-ceramic brakes that are priced 10x higher.

(source, source, source, source)

Here's a closer look at our brake products:


NextWave
Innovative superlight disc brake rotor and brake pads specifically engineered to augment rotor performance.
EcoWave
Environmentally-driven high-performance replacement rotor and brake pads engineered to reduce brake dust and related emissions.
LightWave
Lighter, cooler high-performance replacement rotor, monoblock caliper, and vented pad.
CarbonWave
Our first integral wheel and brake system, delivering the lowest unsprung weight of any wheel assembly in the industry.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

We have a business model similar to some of the largest automotive brand suppliers, and what makes us unique is our unprecedented improvement in performance at a highly competitive price.


NextWave
Superlight Disc Brake Rotor and Paired Pad Set
ORBIS BRAKES

The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

THE MARKET

We think Orbis Brakes is About to Turn the Market Upside Down

That's because vehicle brakes represent a $20.9 billion market (source) that has not seen a disruption since the 2001 introduction of high-performance (but hugely expensive) carbon-ceramic brakes. (source)



Competition
Lighter
Heavier
Carbon Ceramic Brakes
Two-Piece Brakes
Orbis Brakes
Conventional Brakes
High Price
Low Price

The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

We Believe Orbis Brakes is a game changer for the $20.9 Billion Global Brake Industry (source)

And while carbon ceramic brakes offer extraordinary performance—they can cost between $10,000 and $20,000 per set (source, source). The cast iron Orbis Brake offers equivalent performance but at a fraction of the price. These representations are supported by independent testing, expert media-based evaluations, and collaborations with industry experts including NASA.

OUR TRACTION

We're Getting Validation

In the last 6 months alone...

- Orbis has an exclusive agreement with NASA for all car and truck brake innovations
- In independent lab and supervised testing, Orbis Brakes showed a 50% weight reduction and a 2X faster rate of cooling than brakes offered by the leading brands
- We are in broad discussions with OEM's and Tier One suppliers regarding adoption and distribution.

Here's a better look at how we got here:


2014
Orbis Wheels, Inc. was founded with a focus on improved powertrains for electric vehicles.
2017
Discovery of a lightweight, low cost disc brake for automobiles and trucks with the potential of revolutionary performance and benefits.
2018
NASA
NASA proactively joined the product development effort and design. The resulting brake is cooler, has less brake dust, and is less expensive.
2021
ORBIS/NASA's combined efforts significantly improve the performance of vehicle brakes in the $20.9B annual global brake market.
2022
To date, over $11 million dollars was raised toward product development and testing of ORBIS brake technology.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

WHY INVEST

Investing in Orbis Brakes is an Opportunity to Change the Automotive Industry for the Better

Orbis Brakes is here to transform the large, but idle, brake industry. We want to make our revolutionary lightweight, low-cost cast iron brakes an industry standard, reducing brown carbon emissions while we're at it.


"There's about to be a new name in lightweight, high-performance brakes: Orbis."
"NASA helps Orbis Brakes deliver lightweight carbon-ceramic stopping performance with aftermarket steel rotors."
"Ideal for the Tesla Plaid crowd"
"Configured to replace conventional rotors and calipers inside any manufacturer's wheel."
March 3, 2022
MOTORTREND

Source: Motor Trends

Our goal is to perpetuate a level of innovation with proprietary technology, allowing us to produce our brakes in the USA and create high-paying and high quality jobs while maintaining our competitiveness in the global marketplace.

We want to be the most trusted brand in braking. And considering that consumers are interested in a greener, safer America where 87 million vehicles (source) need brake replacements annually—**we think this is the right time and place.**

Invest in Orbis Brakes, and transform the future.



ORBIS Brakes: Preferred Brake of the Rolex Monterey Motorsports Reunion

The 2022 Rolex Monterey Motorsports Reunion at WeatherTech Raceway Laguna Seca will dedicate its August 17-20 vintage racing event to the 24 Hours of Le Mans on its 100th anniversary.

August 17-20, 2022

In the Press

MOTOR TREND

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Meet Our Team



Chance Claxton

Co-CEO,/Chief Brand Officer

Chance brings a demonstrated history with sustainable consumer goods and start up enterprises to her position as co-CEO of Orbis Brakes. She handled international product sourcing and vendor relations for Design Within Reach, served as Co-Founder and President of waste-free food packaging pioneer U-Konserve, and as CEO for environmental health solutions company BiOAID Inc. Skilled in marketing and brand management, product development, business planning, advertising, and e-commerce, Chance welcomes Orbis Brakes' mission of combining high-performance automotive innovation with working environmental solutions.



Marcus Hays

Co-Founder, Co-CEO, Director and CTO

Marcus is an electric vehicle veteran, dating back to the early days of the influential

CALSTART Advanced Transportation Hatchery in Burbank, CA. His pursuit of innovative partnerships resulted in collaborations with Lee Iacocca, Dr. Paul MacCready, the Chicago Museum of Science and Industry, Argonne National Labs, and most recently with National Aeronautics and Space Administration. He holds multiple patents in electric vehicle powertrains, related automotive components, and clean-power technologies. Marcus designed and built the first electric motorcycle to set two land speed records at the Bonneville Salt Flats (2006 & 2007) and races a vintage Mini Cooper in his spare time. He was educated as a Transportation Design Major at the Pasadena Art Center and is a veteran of the US Navy.



Scott Streeter

Co-Founder/Manufacturing Manager

Scott brings exacting manufacturing experience to Orbis Brakes as owner of TrueForm Design & Manufacturing in Santa Rosa, CA. His education forged a combination of graphic design, welding, and machining apprenticeship, and Scott went on to develop extensive expertise in precision CNC machine shop services, overseeing the complete design, fabrication, machining and manufacturing process utilizing a variety of materials across multiple industries. A company co-Founder, Scott's work with Orbis Brakes returns him to his lifelong fascination with all things automotive.



Brad Knop

Chief Financial Officer

Brad is an experienced finance and operations executive who has developed best practices and processes for hundreds of businesses spanning several decades. He has packaged his learning into a cost-effective model and has served hundreds of clients across a broad range of industries. Brad currently works 20 hours per week.



Sue Redding

Creative Director

Sue is an experienced creative leader with a successful record of developing brands and bringing products to market. She got her start in the early days of Silicon Valley before becoming a creative director in Pharma/Bio, where she helped launch more than 20 brands. Moving to consumer brands, Sue worked with The North Face, Helinox, Levi Strauss, and Specialized Bikes where she designed new patterns, plastics, and products. Winner of numerous design awards, Sue has been a professor of Industrial Design at California College of the Arts in San Francisco for over 20 years.



Ethan Daniel

Engineering Project Manager

Ethan is a mechanical engineer and automotive enthusiast with a passion for real-world solutions. He graduated from Northeastern University with a BS in Mechanical Engineering and a minor in Industrial Engineering, and has compiled significant experience with SolidWorks, Creo and AutoCAD, as well as building, testing and repairing cars and their components. Ethan honed his engineering and leadership skills as president of Northeastern Electric Racing, including leading development of the automotive brake system with a focus on reliability, low cost, and rules compliance.



Martin Windmill

VP Engineering

Martin's automotive engineering career has spanned several decades during which he has pioneered the development of several high performance focused technologies including speed record-setting motorcycles, racing-grade disc brake systems and most recently, the patented CarbonWave wheel and brake rotor.



Jose Paris

Chief of Mobility Design

Jose's automobile design career has included impactful periods of employment at Audi, GM, and Ford, and his deep OEM-level experience adds immeasurable capabilities to the Orbis Brakes team.

Jose currently works 15 hours per week.



Jonathan Lee

Lead NASA Investigator

https://www.nasa.gov/centers/marshall/news/marshall-alloy-and-its-inventors-inducted-into-space-technology-hall-of-fame.html



Kalleheikki Kannisto

Senior Graphic Designer

Kalleheikki is a Senior Graphic Designer specializing in motion 3D visualization in industrial design, aerospace, and technology. He has over 30 years of experience in graphic design and illustration and 15 years of experience in 3D animation, visualization, cinematography, and digital visual effects. He has worked on creating animations and images for Orbis products since 2017. "Kalle" currently works 15 hours per week.



Tim Moser

Director of Testing and Validation

Tim has worked in Motorsports for 39 years and spent 32 years teaching people about cars and how to drive them in a performance environment. He has worked for major auto manufacturers as a product trainer and product evaluator/tester. Tim holds racing licenses in SCCA, IMSA, CART, IndyCar, NASA, Rally America, and SCORE. He has competed in cars and motorcycles ranging from Karts to Formula Cars, Rally to Desert Racing, and even Motocross. He has experience with precision driving for commercial use with video and still photography. Tim currently works 15 hours per week.



Larry Lautzker

Member of Board

Larry has been a music and festival producer since arriving in San Francisco in 1967. Along the way he's produced and managed The Sons of Chaplin and has hosted inumerable concerts including Dead and Company. His work in non-profits includes Music Heals and his fund raising skills in the Bay Area is legendary in these circles. Larry also owns Famous4, a men's and women's clothing boutique that's been operating continuoulsy in Mill Valley, CA for over 30-years.



Willam Kelley

Member of Board

Bill has been deeply emeshed in Silicon Valley tech dating to his engagement at Apple Computer as the 6th employee. After Apple, Bill broadened his portfolio to include branding and marketing where at Chiat-Day he led the US introduction of the Suzuki brand. Resume highlights include, Microsoft -- introduced Word, Excel, File, Project, etc., Olympia Beer and the relaunch of the Artesian campaign, then at Quarterdeck helping take the company from startup to the dominant brand in PC utilities and now playing an indispensible role as a Member of Board at ORBIS Brakes.

Offering Summary

Company	ORBIS Brakes, Inc.
Corporate Address	3200 DUTTON AVE STE 322, Santa Rosa, CA 95407
Offering Minimum	$10,008.00
Offering Maximum	$1,069,992.00
Minimum Investment Amount (per investor)	$240.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	833
Maximum Number of Shares Offered	89,166
Price per Share	$12.00
Pre-Money Valuation	$39,558,312.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks

Time-Based:

New Wave Bonus

Invest within the first 72 hours and receive 20% bonus shares

Next Wave Bonus

Invest within the first week and receive 15% bonus shares

Eco Wave Bonus

Invest within the first month and receive 10% bonus shares

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 10% bonus shares

$10,000+ | Tier 2

Invest $10,000+ and receive 12% bonus shares

$20,000+ | Tier 3

Invest $20,000+ and receive 14% bonus shares

$50,000+ | Tier 4

Invest $50,000+ and receive 16% bonus shares

$100,000+ | Tier 5

Invest $100,000+ and receive 16% bonus shares, plus you will join Orbis Brakes Founder Marcus Hays and Matt Cresci Professional Race Car Driver & Coach for a day at the race track with a Tesla Plaid.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Orbis Brakes will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1: premiumbeat.com.

Chance Claxton: We at ORBIS Brakes have already pioneered an incredibly effective solution, so now anyone who has a car, electric vehicle or truck can make a simple upgrade to a low-emission brake.

Speaker 1: premiumbeat.com.

Marcus Hays: Our brakes don't get as hot as conventional brakes, and they also cool more quickly. ORBIS Brakes is the result of collaborating with some of the best people on the planet, because it's not innovation unless it delivers real-world value.

Speaker 1: premiumbeat.com.

Byron Jones: I'm a car aficionado. I love cars, I've loved cars since I was 12 years old. The reason why I invested in ORBIS Brakes is because it's really on the intersection of performance and technology.

Speaker 1: premiumbeat.com.

Byron Jones: Their brakes are more efficient, lighter and cheaper than what's on the market today.

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Platform Compensation

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